BALATON POWER RETAINS THE EVERSULL GROUP, INC.

Langley, B.C.--October 18, 2011-- Balaton Power Inc. (OTCBB: BPWRF) (OTCQB: BPWRF) is pleased to announce further details regarding its engagement of The Eversull Group for Financial Public Relations, Investor Relations and Shareholder Consulting Services.

The Eversull Group was established in 1997 and is based in Frisco, Texas, a suburb of Dallas. The Eversull Group has been successful in achieving national and international media coverage for its clients. The Eversull Group has also been successful in assisting OTCBB companies to achieve listings on primary stock exchanges.

Michael Rosa, President of Balaton, stated, "We believe The Eversull Group's experience and track record suggests it will do a professional job in helping Balaton grow through financial and media coverage, investor and shareholder relations. The Eversull Group was recommended to us and we feel they are the perfect firm to work with."

Jack Eversull, President of The Eversull Group, remarked, "One of our specialties is mining, precious metals and natural resources companies and we like the potential we see in Balaton. We have considerable experience with this sector and look forward to working with Balaton's management team."

The Eversull Group will assist Balaton in developing a strategy to communicate to its shareholders and to the financial investment community.

Balaton is a mining exploration and development company currently pursuing mineral projects in both India and Canada. Balaton's principal projects are:

1.     Indian Bauxite Deposit: Balaton is pursuing an interest in a bauxite project in the Gandhamardan region of India and is currently seeking approval of the Government of the State of Orissa in India to a revised a Joint Venture Agreement between Balaton's wholly owned subsidiary, Continental Resources (USA) Ltd. ("CRL"), and Orissa Mining Corporation. CRL has an agreement with VISA International Ltd. providing for the exploration and potential development of the Gandhamardan Bauxite Deposit on the basis of Visa 74% and CRL 26% subject to certain terms and conditions.

2.     Voisey's Bay West Property: Balaton holds the right to earn up to 80% interest, subject to a 2% royalty, in the Voisey's Bay West Property (the "Property"). The Property is comprised of four mineral licenses (388 claims) covering an area of approximately 9,700 hectares (23,970 acres) located on the east coast of northern Labrador, Canada, and is contiguous to and adjoins the west side of Vale Canada's Voisey's Bay property. The Property lies between 13.5 and 20 kilometers (8 to 12.5 miles) west of Vale's main Voisey's Bay discovery. Balaton is currently in the preliminary exploration stage of the Property for nickel, copper and cobalt deposits and has to date completed an airborne geomagnetic survey on certain areas of interest (see news release dated June 1, 2011).

Forward Looking Statement:

Certain statements in this press release may be considered forward-looking information, including those relating to the "expectations" "intentions" or "plans" of the Company. Such information involves known and unknown risks, uncertainties and other factors -- including the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of exploration results and other geological data, project costs or unanticipated costs and expenses and other risks identified by the Company in its public securities filings -- that may cause actual events to differ materially from current expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information regarding Balaton, please contact:

BALATON POWER INC.

Paul Preston
Director and Chief Financial Officer
604.533.5075
Toll Free: 1.877.559.5988
Fax: 604.533.5065

Investor Relations:
The Eversull Group, Inc.
Jack Eversull, President
972.571.1624
Fax: 214.469.2361
jack@theeversullgroup.com